As filed with the Securities and Exchange Commission on July 19, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 2 (Final Amendment)
ALLIED CAPITAL CORPORATION
(Name of Subject Company (issuer))
Certain Options to Purchase Common Stock,
Par Value $0.0001 per share
(Title of Class of Securities)
01903Q 10 8
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
William L. Walton, Chairman and Chief Executive Officer
Allied Capital Corporation
1919 Pennsylvania Avenue, N.W.
Washington, D.C. 20006-3434
(202) 721-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Cynthia M. Krus, Esq.
Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415
(202) 383-0100
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$74,550,000	$7,977

*	Calculated solely for purposes of determining the filing fee and determined pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934. This amount assumes that a maximum of 2,500,000 shares of common stock will be issued in connection with this offer based on the average of the high and low sales price of the common stock on May 17, 2006.

**	Previously paid.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,977
Form or Registration No.:	005-47983
Filing Party:	Allied Capital Corporation
Date Filed:	May 23, 2006
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
      Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☑

      This is a final amendment to the Tender Offer Statement, or Schedule TO, filed with the Securities and Exchange Commission on May 23, 2006, by Allied Capital Corporation (the “Company”) and amended on June 20, 2007, relating to the offer by the Company to all optionees who held vested “in-the-money” stock options as of June 20, 2007, the opportunity to receive an option cancellation payment equal to the “in-the-money” value of the stock options cancelled, which would be paid one-half in cash and one-half in shares of the Company’s common stock, in exchange for their voluntary cancellation of their vested stock options. The offer was made upon the terms and subject to the conditions set out in the Offer to Exchange Options dated June 20, 2007, and the related Letter of Transmittal, Summary of Terms of the Offer to Exchange Options, Election Form and Withdrawal Form which were filed as exhibits to the Company’s Schedule TO.
      In accordance with the terms and conditions of the tender offer, the value of the option cancellation payment is equal to the Weighted Average Market Price of $31.75 less the exercise price of the vested “in-the-money” options exchanged. The Company has accepted for cancellation 10.3 million vested stock options, which in the aggregate have a weighted average exercise price of $21.50. This results in a total option cancellation payment of approximately $105.6 million, of which $52.8 million is to be paid in cash and $52.8 million is to be paid through the issuance of 1.7 million unregistered shares of the Company’s common stock determined using the Weighted Average Market Price of $31.75. The Weighted Average Market Price represents the volume weighted average price of the Company’s common stock over the fifteen trading days preceding the first day of the offer period, or June 20, 2007. Cash payments to optionees will be paid net of required payroll and income tax withholdings.
      The Company’s transfer agent will promptly issue unregistered shares in book-entry form and the Company will promptly issue the corresponding cash payment in exchange for the options cancelled in the tender offer.
      This Amendment No. 2 to Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. The information on Schedule TO filed on June 20, 2007, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11.  Additional Information.
      Item 11 of the Schedule TO is hereby amended and supplemented to add the following:
      The offer expired at 11:59 p.m., Eastern Time, on July 18, 2007.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 19, 2007

ALLIED CAPITAL CORPORATION

By:	/s/ Suzanne V. Sparrow

Name: Suzanne V. Sparrow
Title: Executive Vice President and Secretary